August 1, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director Zafar Hasan
  Re:
  Osiris Therapeutics, Inc. Registration Statement
  on Form S-1 (File No. 333-134037)

Ladies and Gentlemen:

        In connection with the above referenced Registration Statement, and pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Act") we, as representatives of the proposed underwriters, hereby join in the request of Osiris Therapeutics, Inc. that the effective date of such Registration Statement be accelerated so that it becomes effective at 4:00 p.m., on August 3, 2006 or as soon thereafter as practicable.

        With respect to Rule 15c2-8 (the "Rule") under the Securities Act of 1934, as amended, we wish to advise the Commission that Jefferies & Company, Inc., Lazard Capital Markets LLC and Leerink Swann & Co. have distributed or will distribute copies of the Preliminary Prospectus dated July 17, 2006 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

        The following information with respect to the distribution of Preliminary Prospectuses dated July 17, 2006 and distributed between July 17, 2006 and the date hereof is furnished pursuant to Rule 460 under the Act:

Preliminary Prospectuses

Number of Copies
To Prospective Underwriters	3,500

To Individuals/Institutions	1,500

To statistical and public services	None

Total	5,000

Very truly yours,
JEFFERIES & COMPANY, INC. LAZARD CAPITAL MARKETS LLC LEERINK SWANN & CO. As Representatives
By:	Jefferies & Company, Inc.
By:	/s/ TIM MONFORT Tim Monfort Managing Director